EXHIBIT 77D                                                 8/24/99
for AXP Special Tax-Exempt Trust.
series AXP Special Tax-Exempt Fund




o That the fundamental investment policy prohibiting buying issuers of any company if an officer or Board member of the fund or the fund's investment adviser individually owns more than 1/2 of 1% of the issuers of that company and together they own more than 5% of those securities should be eliminated.